UTEK Corporation

2109 Palm Avenue

Tampa, Florida 33605

December 28, 2007

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE: UTEK Corporation – Form N-2 (Registration No. 333-133093)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, UTEK Corporation, a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form N-2 (File No. 333-133093), together with all amendments and exhibits thereto (the “Registration Statement”), which was initially filed with the Commission on April 7, 2006.

The Registrant does not intend to proceed with the proposed offering at this time and intends to pursue alternative means of financing, including a possible subsequent private offering in reliance on Rule 155(c) under the Securities Act of 1933. The Registrant therefore believes the withdrawal to be consistent with the public interest and the protection of investors.

The Registrant represents that the Registration Statement has not been declared effective and no securities have been issued or sold pursuant to the Registration Statement.

If you have any questions with respect to this letter, please call the undersigned at (813) 754-4330.

Very truly yours, UTEK CORPORATION

By:	/s/ Clifford M. Gross
Clifford M. Gross, Ph.D.
Chief Executive Officer and Chairman